Exhibit 99.1

Sinovac Initiates Dosing in Human Clinical Trial of Panflu for Pandemic Influenza A (H1N1)

BEIJING, July 22 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE AMEX: SVA), a leading provider of vaccines in China, today announced that it has initiated dosing today in its clinical trial of various Panflu vaccine candidates for pandemic influenza A (H1N1). Results are expected in September 2009.

Three types of vaccines, including split viron vaccine, split viron vaccine with adjuvant, and whole viron vaccine with adjuvant, will be tested in the trial. Dosage will range from 5ug to 30ug per dose with an immunization schedule of 0, 21 days. The clinical trial will enroll 1,600 healthy volunteers aged 3 years or older. Dosing is expected to be completed this week.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "In order to prevent the influenza pandemic for a large population in China and other developing countries, it is necessary to prepare for multiple circumstances. Therefore, we are examining H1N1 vaccines that provide safety, efficacy, and high volume scalability and can perform for different levels of prevalence and pathogenicity. The purpose of this clinical trial is to provide scientific evidence for the vaccine formulation and dosage through systematic clinical observation."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com .

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

    Sinovac Biotech Ltd.
     Helen G. Yang
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

   Investors:
    The Ruth Group
     Amy Glynn/Sara Pellegrino
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                 spellegrino@theruthgroup.com

   Media:
    The Ruth Group
     Janine McCargo
     Tel:   +1-656-536-7033
     Email: jmccargo@theruthgroup.com